LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 2, 2023
VIA EDGAR TRANSMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-179562 and 811-22668
Roundhill BIG Pharma ETF (S0000
Roundhill BIG Homebuilders ETF (S0000
Roundhill BIG Retail ETF (S0000
Dear Mr. Sutcliffe:
The Trust respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Request for Withdrawal (“AW”) filing, filed on October 31, 2023 (Accession No. 0000894189-23-008029). The AW did not include the required representation that no securities were sold in connection with the offering.
If you have any questions or require further information, please contact me at (414) 550‑7433 or kent.barnes@usbank.com.
Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary